FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

August 02, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

MTS Completes the Acquisition of a Controlling Stake in Uzdunrobita

Moscow, Russian Federation – August 2, 2004 – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the largest mobile phone operator in Russia and Ukraine, announces that a shareholders’ meeting at Uzdunrobita has approved the transfer of a 74% stake in the company to MTS. Completion of the transfer and MTS’ ownership of this stake was registered with the Uzbek authorities on the same day.

The general shareholders’ meeting at Uzdunrobita held on Monday, August 2, 2004 approved the transfer of a 74% stake in the company to MTS. The authorities of Uzbekistan have registered MTS’ ownership of this stake. MTS acquired the 74% stake in Uzdunrobita for $121.0 million from two private companies. As announced previously, MTS has also signed a three year put and call agreement with all the existing shareholders of the Uzbek company to purchase the remaining 26% stake for a minimum price of $37.7 million. If all options are exercised, MTS will be the sole owner of the company.

Uzdunrobita is the largest mobile phone operator in Uzbekistan, holding GSM licenses for the entire territory of the country. The company is one of five GSM operators in Uzbekistan. Uzdunrobita also holds AMPS/DAMPS licenses. Both the company’s GSM and AMPS/DAMPS licenses are valid until 2016. According to AC&M-Consulting, Uzdunrobita has a 51% market share.

Completion of the transaction will provide MTS with the opportunity to become a leader in Uzbekistan’s developing mobile phone market. The country ranks third in terms of population in the Commonwealth of Independent States (CIS). MTS’ GSM license footprint will cover approximately 225.8 million people.

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For further information contact:

Mobile TeleSystems, Moscow	tel: +7 095 911 6553
Andrey Braginski, Investor and Public Relations	e-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and Ukraine. Together with its subsidiaries, the Company services over 22.8 million subscribers. The regions of Russia, as well as Belarus and Ukraine, in which MTS and its subsidiaries are licensed to provide GSM services, have a total population of approximately 200.6 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS’ website at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents

MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Vassily Sidorov
Name: Vassily Sidorov
Title: President/CEO

Date: August 02, 2004